Exhibit 1

FOR IMMEDIATE RELEASE	6 September 2019

WPP PLC (“WPP”)

Director’s Dealing

WPP was notified that Tarek Farahat, Non Executive Director of WPP, purchased 335 ADRs in WPP at an average price of USD 59.913298 per ADR on 5 September 2019. Tarek Farahat’s shareholding in WPP is now 755 ADRs (equivalent to 3,775 ordinary shares).

Contact:

Chris Wade, WPP	+44(0) 20 7282 4600

Richard Oldworth, Buchanan Communications	+44(0) 20 7466 5000

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